Exhibit 99

CAUTIONARY STATEMENTS

You should carefully consider the following risks before you decide to buy our common stock.  If any one of these risks or uncertainties were to occur, our business, financial condition, results and performance could be seriously harmed and/or the price of our common stock might significantly decrease.

Unfavorable economic events including competitive pricing pressure in our target markets could lead to lower sales of our products.

          Sales of our products depend on the growth of the Cellular Fixed Wireless telecommunications industry in general and increased demand for Cellular Fixed Wireless products worldwide. Based upon observed trends, the Company believes that the market for cellular FCT’s will experience substantial growth over the next five years.  The Company has identified significant growth opportunities in Africa, Brazil, China, Europe, India, Mexico, Venezuela and the United States.  Each of these markets will develop at a different pace, and the sales cycle for these regions is likely to be several months or quarters.

          In general, the Company is currently facing competition in many FCP markets that is reducing the price at which the Company can sell its products to levels significantly lower than the Company’s historical gross margins, and potentially to levels at which such sales are not economical for the Company. The Company is pursuing efforts to reduce its per-unit costs and exploring partnership arrangements in an effort to respond to these competitive conditions.  As an example of such efforts, the Company recently entered into an agreement with an electronics manufacturer in China to allow the company to be a low cost producer.

          In addition, unfavorable general economic conditions in any market will have a negative effect on sales in that market.  Because economic conditions in one region often affect conditions globally, unfavorable general economic conditions in one market or region might result in damage to industry growth and demand in other markets as well.

The intense competition in the cellular fixed wireless telecommunications industry could prevent us from achieving or sustaining profitability.

          Recently, we have seen an increase in the number of competitors using Docking Station Products.  A docking station is an accessory product that enables a user with a cellular phone to easily connect it to phone(s), a fax machine or a computer modem, and therefore, simulate the functionality of our PHONECELL products.  Docking Station Products have a competitive advantage from a pricing standpoint because the user already owns a cellular phone.

          The market for cellular fixed wireless products is extremely competitive, and we may not be able to successfully compete with other companies already in the market and new companies that enter the market.  Our competitors in this market include:

•	LG Electronics;

•	Axesstel, Inc.;

•	CSI Wireless, Inc.;

•	Ericsson;

•	Huawei Technologies Co., Ltd.;

•	ZTE Corporation; and

•	Westech Korea, Inc.

          Many of these competitors have greater resources than us in many areas critical to succeeding in the industry, including:

•	financial resources;

•	manufacturing capabilities;

•	name recognition;

•	research and development capabilities;

•	technical expertise;

•	sales and marketing staffs; and

•	distribution channels.

          Further, these competitors may be able to:

•	select more accurately the new or emerging technologies desired by the market;

•	respond more rapidly than we can to new or emerging technologies;

•	respond more rapidly than we can to changes in customer requirements;

•	devote greater resources than we do to research and development efforts;

•

promote their products more effectively, including selling their products at a loss in order to obtain market share or bundling their products with other products that we do not offer in order to promote an end-to-end solution for their customers that we cannot match; and

•

obtain components and manufacture and sell products at lower prices as a result of efficiencies of scale or purchasing power, thereby rendering our products non-competitive or forcing us to sell our products at reduced or negative gross margins.

          Because of these advantages our competitors may succeed in developing products that are more effective, desirable and/or cheaper than ours or that render our products and technology obsolete.  They also may have better and more efficient marketing and distribution structures.

          In addition, we have granted non-exclusive, royalty bearing licenses to Motorola and Ericsson, which permits these companies to produce and sell products using our technology that compete with ours.  Because these companies have greater resources than we do, they may be able to sell similar products more effectively and cheaper than we can.

Our success depends on the growth and availability of wireless telecommunications services in the markets we target.

          Currently, some of our largest potential markets are developing countries where the demand for basic telephone service has started to grow significantly only in recent years, such as Africa, Brazil, China, India, Mexico and Venezuela.  In these countries, the relatively low cost of developing and constructing wireless communications infrastructure as compared to traditional wireline infrastructure may make wireless an attractive alternative to wireline.  Our success depends to a large extent on the continued growth and increased availability of cellular and other wireless telecommunications services in these countries and the availability of such services at competitive prices.

          However, these countries may decline to construct wireless systems, or construction may be delayed, for a variety of reasons, including government regulation, general economic factors, the availability of funding and other competitive factors.  These factors may also limit or delay purchases of equipment used to provide telephone services, such as our products.  If system construction and equipment purchases in these countries are not made or are delayed, the demand for our products in these countries will be limited or delayed.  Similarly, if the cost of using wireless telecommunications services in these countries is not cost effective, the demand for our products may be limited.

          While wireless telecommunication systems in the United States are more developed than in many other markets that we target, continued expansion of wireless infrastructure and demand for cellular fixed wireless products in the United States is also important for the growth of our business.  As is the case with conditions in other target markets, there is no guarantee that wireless telecommunications systems will continue to develop.

Delaware law and our charter documents may inhibit a potential takeover bid that would be beneficial to common stockholders.

          Delaware law and our certificate of incorporation may inhibit potential acquisition bids for Telular common stock at a price greater than the market price of the common stock.  We are subject to the antitakeover provisions of the Delaware General Corporation Law, which could delay, deter or prevent a change of control of Telular or make this type of transaction more difficult.  In addition, our board of directors does not need the approval of common stockholders to issue shares of preferred stock having rights that could significantly weaken the voting power of the common stockholders and, as a result, make a change of control more difficult.

We may not be able to obtain the funding we need to operate our business.

          Our ability to continue operations depends on having adequate funds to cover our expenses.  Our current operating plan provides for significant expenditures for research and development of new products, development of new markets for our products, and marketing programs for our products.  At September 30, 2005, we had $10 million in cash and cash equivalents and a working capital surplus of $36.5 million.  Based on our current operating plan, we believe that existing capital resources will allow us to maintain our current and planned operations.

          However, our cash requirements may vary and are difficult to predict.  We target markets in developing countries for product sales, and the nature of these markets makes it difficult to predict revenues.  Events that we cannot anticipate, economic and political factors and our customer’s ability to execute their plans, may result in order cancellations that may increase our capital needs.  In addition, from time to time, we are required to post letters of credit that are collateralized with our cash to support purchase orders we place with our vendors.  The effect of posting such letters of credit is that some of our cash becomes restricted and unavailable for our working capital needs until such time as the letters of credit expire.  Also, it is difficult to predict the amount of royalty income we will receive from our licensees.  Thus, actual cash requirements may be greater than currently anticipated.

          Accordingly, we may not have adequate funds to cover our expenses.  If this were the case, we would need to find other financing sources to provide the necessary funds, such as public or private sales of our equity or debt securities.  We cannot assure you that if we needed additional funds we would be able to obtain them or obtain them on terms we find acceptable.  If we could not obtain the necessary financing we may cut back operations, which might include the scaling back or elimination of research and development programs.

We rely on a small number of customers for substantially all of our revenues and the loss of one or more of these customers would seriously harm our business.

          For the year ended September 30, 2005, two of our customers accounted for approximately 38% of our revenues.  Although the customers traditionally vary from year to year, we expect that our dependence on a small number of customers will continue into the foreseeable future.  At present, these customers generally purchase products from us on a purchase order basis.  Orders covered by firm purchase orders are generally not cancelable; however, customers may decide to delay or cancel orders.  In the event that we experience any delays or cancellations, we would have difficulty enforcing the provisions of the purchase order and our revenues could decline substantially and harm our business.

Our operating results may fluctuate greatly from quarter to quarter, which may cause the price of our common stock to be volatile.

          Our quarterly operating results may fluctuate greatly due to numerous factors, including:

•	our reliance on large volume orders from only a few customers for most of our product sales, so we may experience volatility when those orders are filled if we do not then have other orders;

•	variations in our distribution channels;

•	the mix of products we sell;

•	general economic conditions in our target markets;

•	the timing of final product approvals from any major distributor or end user;

•	the timing of orders from and shipments to major customers;

•	the timing of new product introductions by us or our competitors;

•	changes in the pricing policies of our suppliers;

•	the availability and cost to us of the key components for our products;

•	the timing of personnel hirings; and

•	market acceptance of our new products or enhanced versions of our existing products.

          These quarterly fluctuations may cause volatility in the price of our common stock, as described in the following paragraph.

Our common stock price has been extremely volatile, and extreme price fluctuations could negatively affect your investment.

          The market price of our common stock has been extremely volatile.  Since October 1, 1999, the price of our common stock has ranged from a high of $32.00 to a low of $1.00 per share.

          Publicized events and announcements may have a significant impact on the market price of our common stock.  For example, the occurrence of any of the following events could have the effect of temporarily or permanently driving down the price of our common stock:

•	shortfalls in our revenue or net income;

•	the results of trials or the introduction of new products by us or our competitors;

•	market conditions in the telecommunications, technology and emerging growth sectors; and

•	rumors related to us or our competitors.

          In addition, the stock market from time to time experiences extreme price and volume fluctuations that particularly affect the market prices for emerging growth and technology companies, like Telular, and which often are unrelated to the operating performance of the affected companies.  These broad fluctuations may negatively affect your ability to sell your shares at a price equal to or greater than the price you paid.  In addition, a decrease in the price of our common stock could cause it to be delisted from the NASDAQ National Market.

Sales of common stock issuable on the exercise of outstanding and contemplated options and warrants may depress the price of the common stock.

          As of September 30, 2005, there were options granted to employees and directors to purchase approximately 1,719,000 shares of the Company’s common stock.  Options to purchase approximately 1,037,000 of these shares were exercisable at that time.  The exercise prices for the exercisable options ranges from $2.44 to $23.06 per share, with a weighted average exercise price of $9.70.  Options to purchase the remaining 682,000 shares will become exercisable over the next three years.  The exercise prices for the options that are not yet exercisable have a weighted average exercise price of $5.28.

          In connection with a credit facility with Wells Fargo Bank (“Wells”) that matured on December 31, 2002, we issued to Wells warrants to purchase 50,000 shares of common stock at an exercise price of $16.29 per share with no expiration.

          Finally, in connection with the private placement of 2,650,000 shares of our common stock on September 2, 2005, we have issued warrants to purchase an additional 1,325,000 shares at an exercise price of $4.50 per share and an additional 1,325,000 shares at an exercise price of $5.00 per share.  In the future we may issue additional shares of common stock, convertible securities, options and warrants.

          The issuance of shares of common stock issuable upon the exercise of options or warrants could cause substantial dilution to holders of common stock.  It also could negatively affect the terms on which we could obtain equity financing.

Technology changes rapidly in our industry and our future success will depend on our ability to keep pace with these changes and meet the needs of our customers.

          The telecommunications equipment industry is characterized by rapid technological advances, evolving industry standards, changing customer needs and frequent new product introductions and enhancements.  The cellular fixed wireless telecommunications industry also is experiencing significant technological change, such as the transformation of cellular systems from analog to digital.  The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products and technology obsolete and unmarketable.  The process of developing new technology and products is complex, uncertain and expensive, and success depends on a number of factors, including:

•	proper product definition;

•	component cost;

•	resolving technical hurdles;

•	timely completion and introduction to the market;

•	differentiation from the products of our competitors; and

•	market acceptance of our products.

          To succeed, we must timely develop and market new products and enhancements to existing products that keep pace with advancing technological developments and industry standards and that address the needs of customers.  We may not be successful in developing and marketing new products and enhancements or we may experience difficulties that prevent development of products and enhancements in a timely manner.  In addition, our products may fail to meet the needs of the marketplace or achieve market acceptance.  Any of these circumstances would seriously harm our results and financial condition.

Our results depend on our ability to develop and introduce new products into existing and emerging markets and to reduce the costs to produce existing products.

          The process of developing new technology is complex and uncertain, and if we fail to accurately predict the changing needs of our customers and emerging technological trends, our results and financial condition may suffer.  We must commit significant resources, including those contracted from third parties, to develop new products before knowing whether our investments will result in products the market will accept.

          The success of new products is dependent on several factors, including proper new product definition, component costs, timely completion and introduction of these products, differentiation of new products from those of our competitors, and market acceptance of these products.  There can be no assurance that we will successfully identify new product opportunities, develop and bring new products to market in a timely manner, and achieve market acceptance of our products, or that products and technologies developed by others or new industry standards will not render our products or technologies obsolete or noncompetitive.  Furthermore, we may not successfully execute on new product opportunities because of technical hurdles that we or our contractors fail to overcome in a timely fashion.  This could result in competitors providing a solution before we do, and loss of market share, revenues and earnings.

          The Company has made significant investments in research and development for new products, services and technologies.  Significant revenue from these investments may not be achieved for a number of years, if at all.  Moreover, these products and services may never be profitable, and even if they are profitable, operating margins for these businesses are not expected to be as high as the margins historically experienced for our other products.

We must devote substantial resources to research and development to remain competitive and we may not have the resources to do so.

          For us to be competitive, we must continue to dedicate substantial resources to research and development of new products and enhancements of current and future products as described in the preceding paragraph.  We cannot assure you that we will have sufficient resources to fund the necessary research and development or that our research and development efforts will be successful.

We may face litigation that could significantly damage our business and financial condition.

          In the telecommunications equipment and other high technology industries, litigation increasingly has been used as a competitive tactic by both established companies seeking to protect their position in the market and by emerging companies attempting to gain access to the market.  In this type of litigation, complaints may be filed on various grounds, such as:

•	antitrust;

•	breach of contract;

•	trade secret;

•	copyright or patent infringement;

•	patent or copyright invalidity; and

•	unfair business practices.

          If we have to defend ourselves against one or more of these claims, whether or not they have any merit, we are likely to incur substantial expense and management’s attention may be diverted from operations.  This type of litigation also may cause confusion in the market and make our licensees and distributors reluctant to commit resources to our products.  Any of these effects could have a significant negative impact on our business and financial condition.

          Although our patents have been successfully defended in courts in the United States and New Zealand, rulings in such cases may not apply to new Docking Station Products. In the event that any of our patents or other intellectual property rights were deemed invalid or were determined not to prohibit competing technologies as a result of litigation, our competitive position may be significantly harmed.  See “Risk Factors - Our competitive position will be seriously damaged if we cannot protect intellectual property rights in our technology.”

In order to succeed we must develop markets for our products and we may be unable to do so.

          Our ability to achieve profitability depends on our ability to develop both domestic and international markets for our products and on the acceptance of our products by these markets.  We cannot assure you that we will be able to develop adequate markets or generate enough sales to achieve and sustain profitability.

We rely on third parties to manufacture our products and others to manufacture components for our products.

          We manufacture some of our products and product components in-house.  We also use subcontractors to manufacture certain our products and product components, such as cellular transceivers and radio modules, and to assemble some of our products, such as cellular fixed wireless terminals.  In the past, we experienced delays in receiving subcontracted components and assembled products that resulted in delays in our ability to deliver products.  We may experience similar delays in the future.

          Our inability to obtain sufficient quantities of raw materials and key components when required, or to develop alternative sources of supply if required in the future, could result in delays or reductions in product shipments and increased costs for affected parts.  In addition, production capacity restraints at our subcontractors or in our own manufacturing facilities could prevent us from meeting production obligations.

          Delays in product deliveries for any reason or our failure to deliver products could significantly harm customer relationships and result in the loss of potential sales.  Delivery delays or failures could also be subject to litigation.  See “Risk Factors - We may face litigation that could significantly damage our business and financial condition.”

Quality control problems could harm our sales.

          We believe that our products currently meet high standards of quality.  We have instituted quality-monitoring procedures, and we are ISO-9001:2000 compliant.  All of our major subcontractors also have quality control procedures in place and are ISO-9001:2000 compliant.  We have increased our reliance upon subcontractors to manufacture our products, and such subcontractors could experience quality control problems.  If this occurs, the quality of our products could suffer, which could significantly harm product sales.

We operate in developing markets, which may subject us to volatile conditions not present in the United States.

          Developing countries are some of our largest potential markets.  As we expand our operations in these countries, our business and performance could be negatively affected by a variety of factors and conditions that businesses operating in the US generally do not have to contend with, such as:

•	foreign currency exchange fluctuations and instability of foreign currencies;

•	political or economic instability and volatility in particular countries or regions;

•	limited protection for intellectual property;

•	difficulties in staffing and managing international operations; and

•	difficulties in collecting accounts receivable.

          To date, our sales have not been negatively affected by currency fluctuations.  We currently require either prepayment, letters of credit or qualification for export credit insurance underwritten by the US Export-Import Bank or other third-party insurers on a substantial portion of our international orders.  We also try to conduct all of our international transactions in US dollars to minimize the effects of currency fluctuations.  However, as our international operations grow, foreign exchange fluctuations and foreign currency inflation may pose greater risks for us and we may need to develop and implement additional strategies to mange these risks.  If we are not successful in managing these risks our business and financial condition could be seriously harmed.

Certain Company patents have expired, and patent protection for other Company products is not available in all markets.

          The patent for the Company’s system for interfacing a standard telephone set with a radio transceiver, US Patent No. 4,658,096 (the 096 Patent), was issued by the US Patent Office on April 14, 1987 and expired on September 18, 2004.

          It also is possible that a competitor may independently develop and/or patent technologies that are substantially equivalent to or superior to our technology.  If this happens, our patents will not provide protection and our competitive position may be significantly harmed.

          As we expand our product line or develop new uses for our products, these products or uses may be outside the protection provided by our current patents and other intellectual property rights.  In addition, if we develop new products or enhancements to existing products we cannot assure you that we will be able to obtain patents to protect them.  Even if we do get patents for new products, these patents may not provide meaningful protection.

          In some countries outside of the United States, such as Brazil and many African nations, patent protection is not available.  Moreover, some countries that do allow registration of patents do not provide meaningful redress for violations of patents.  As a result, protecting intellectual property in these countries is difficult.  In addition, neither we nor any of our competitors in the past obtained patent protection for our core intelligent interface technology in many countries, including the principal countries of Western Europe, and we and our competitors are now legally barred from obtaining patents in these countries.

          In countries where we do not have patent protection or where patents provide little, if any, protection, we have to rely on other factors to differentiate our products from our competitors’ products.  These factors include:

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Better focus/commitment - Telular’s only business is FCP’s and FCT’s. Typically, our largest competitors sell FCP’s and/or FCT’s in support of their primary focus, which is selling cellular, network infrastructure equipment.

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More experience - The Company has been in the Fixed Cellular business for 19 years and the Wireless Security Products business for 14 years and has deployed its units in more than 130 countries worldwide, which reflects in the quality and reliability of its products.

•	Broader product line - The Company offers products that operate on the world’s major cellular air-interface standards. The Company offers both terminal type and phone-type products.

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Service and support - The Company provides customers with comprehensive product service and support. The Company provides on-site technical and application support through its regional sales and support offices backed up by field support engineers dispatched from its Hauppauge, New York and Vernon Hills, Illinois offices.

          Although we believe our products are superior to those of competitors, it may be easier for competitors to sell products similar to ours in countries where we do not have meaningful patent protection.  This could result in a loss of potential sales.

Certain former holders of our 5% Series A Convertible Preferred Stock believe that we did not issue them enough common stock on conversion of their preferred stock.

          Under the terms of our 5% Series A Convertible Preferred Stock, on October 18, 1999, all of the 11,350 outstanding shares of preferred stock automatically were converted into approximately 2.1 million shares of common stock at the minimum conversion price of $8.00 per common share specified in the terms.  In Form SC-13G filings with the Securities and Exchange Commission in October and December 1999, certain of the previous holders noted that, based upon their interpretation of Mandatory Conversion formula, the holders were entitled to an aggregate of approximately 4.2 million additional shares.  We do not agree with this interpretation, and we have notified these holders of our position.  If we were required to issue these shares it would cause substantial dilution to our stockholders.